Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

(905) 286-3000

BIOVAIL TO RECONVENE ANNUAL MEETING ON AUGUST 8, 2008

TORONTO – July 21, 2008 – Biovail Corporation (NYSE: BVF) (TSX: BVF) today announced that it will reconvene the Company’s Annual Meeting of Shareholders at 10:00 a.m. Eastern Time, on Friday, August 8, 2008 at the InterContinental Hotel, 225 Front Street West, Toronto. The meeting is to be reconvened following the adjournment of the June 25, 2008 shareholders’ meeting.

The date of the reconvened meeting was confirmed by an order of the Ontario Superior Court of Justice, received on July 20, which also stipulated:

•                  The record date for voting at the Biovail Annual Meeting of Shareholders remains April 28, 2008. All Biovail shareholders of record at that time are entitled to vote.

•                  All proxies submitted to date remain valid, including those submitted after the original deadline for the June 25, 2008 meeting. Shareholders of record who have already voted do not have to submit a new form of proxy.

•                  Shareholders who did not submit proxies for the original June 25, 2008 meeting may still vote, if they were shareholders of record on April 28, 2008. In order for a vote by proxy to be counted at the reconvened meeting, it must be submitted before 10:00 a.m. Eastern Time, on Wednesday, August 6, 2008.

•                  Shareholders may change their vote before the August 6 deadline. Only the last proxy voted by a shareholder will be counted at the reconvened Annual Meeting of Shareholders.

Biovail will soon send shareholders a Notice of Meeting, a duplicate BLUE form of proxy, and voting instructions.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, the Company’s objectives, goals, targets, strategies, intentions, plans, beliefs, estimates, outlook and guidance, including, without limitation, statements concerning the Company’s beliefs regarding potential litigation and the outcome thereof, and can generally be identified by the use of words such as “targets”, “guidance”, “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the efficiency of the Company’s infrastructure and cost rationalization, prescription trends, pricing and reimbursement in the therapeutic area of focus the Company selects, timelines associated with the development of, and receipt of regulatory approval for, the Company’s products, the competitive landscape in the markets in which the Company competes, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration, Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings and settlements thereto, the outcome of the proxy contest for the election of directors at the forthcoming reconvened annual meeting of shareholders, fluctuations in operating results, the availability of capital and satisfaction of applicable laws for dividend payments, the market liquidity of Biovail common shares and the satisfaction of applicable laws relating to the acquisition by the Company of its common shares and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.